D: +1 212 225-2530

flodell@cgsh.com

November 3, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Joseph Kempf, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Edwin Kim, Staff Attorney
Jan Woo, Legal Branch Chief

Re:	CI&T Inc
Amendment No. 1 to Registration Statement on Form F-1
File No. 333-260294
Filed November 1, 2021

Ladies and Gentlemen:

On behalf of our client, CI&T Inc (the “Company”), this letter sets forth the Company’s responses to the comments provided by the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated November 2, 2021 (the “Comment Letter”). On November 1, 2021, the Company filed amendment no. 1 to the registration statement on Form F-1 (the “Amended Registration Statement”) relating to the registration statement on Form F-1 filed on October 15, 2021 (the “Registration Statement”) for the proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

U.S. Securities and Exchange Commission, p. 2

The Company has set forth below how it proposes to revise the Registration Statement to address the comments raised by the Staff. We respectfully request the Staff to confirm whether the proposed revisions are satisfactory prior to the Company filing a further amendment to the registration statement on Form F-1 to reflect these changes.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1.

Capitalization, page 78

1.	Please revise your capitalization disclosure to quantify and to adjust for the extraordinary dividend payment approved by the existing shareholders of CI&T Brazil on October 8, 2021.

Response

The Company proposes to revise the disclosure in the “Capitalization” section of the Registration Statement to adjust for the dividend declared by shareholders of CI&T Brazil on October 8, 2021 and subsequently paid on October 18, 2021, and further adjust capitalization to reflect the net proceeds from the offering. Please see Annex A to this letter for the Company’s proposed revisions to the “Capitalization” section of the Registration Statement.

Dilution, page 79

2.	It appears the extraordinary dividend payment approved by the existing shareholders of CI&T Brazil on October 8, 2021 will have a material impact on your net tangible book value when paid prior to the proposed offering. Please revise your dilution disclosures to address the impact of this dividend on the expected dilution to new investors in Class A common stock or advise us.

Response

The Company proposes to revise the “Dilution” section of the Registration Statement to adjust the net tangible book value prior to the proposed offering to account for the extraordinary dividend declared by shareholders of CI&T Brazil on October 8, 2021 and subsequently paid on October 18, 2021. Please see Annex B to this letter for the Company’s proposed revisions to the “Dilution” section of the Registration Statement.

U.S. Securities and Exchange Commission, p. 3

Management’s Discussion and Analysis Liquidity and Capital Resources, page 105

3.	Please revise your discussion of your liquidity and capital resource to explain the impact of payment of the extraordinary dividend declared by the shareholders of CI&T Brazil on October 8, 2021.

Response

The Company advises the Staff that the only impact of the payment of an extraordinary dividend to the shareholders of CI&T Brazil on October 18, 2021 was the related R$50,005 thousand cash outflow. For completeness, the Company proposes to add the following paragraph in the introductory section of the “Liquidity and Capital Resources” summarizing the dividends that have been declared and paid by CI&T Brazil in 2021 with a cross-reference to the “Dividends and Dividend Policy” section of the Registration Statement:

“In the first six months of 2021, CI&T Brazil declared and paid dividends in the amount of R$71,039 thousand (US$14,202 thousand), based on profits from 2020. In addition, on October 8, 2021, the shareholders of CI&T Brazil approved an extraordinary dividend payment of R$55,005 thousand (US10,997 thousand) based on profits from the previous fiscal year, which was paid to the existing shareholders of CI&T Brazil on October 18, 2021 from the profit reserve account. See “Dividends and Dividend Policy.””

We very much appreciate the Staff’s review of this filing. If you have any questions regarding the Registration Statement or this response, please feel free to contact me at 212 225-2530.

Sincerely,

/s/ Francesca L. Odell
Francesca L. Odell

cc:	César Nivaldo Gon, Chief Executive Officer, CI&T Inc

U.S. Securities and Exchange Commission, p. 4

Annex A

CAPITALIZATION

The table below sets forth our total capitalization as of June 30, 2021, as follows:

•	historical financial information of CI&T Brazil, on an actual basis;

•	as adjusted to reflect (i) additional loans and borrowings incurred in connection with the consummation of our acquisition of Dextra Holdings, which resulted in an increase of our loans and borrowings by R$652,100 thousand as we incurred additional debt to finance the purchase price and (ii) the payment of R$55,005 thousand (US$10,997 thousand) in an extraordinary dividend to the shareholders of CI&T Brazil prior to this offering, which was approved by the shareholders of CI&T Brazil on October 8, 2021 and paid on October 18, 2021; see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and

•	as further adjusted to give effect to the issuance and sale of our Class A common shares in this offering, and the receipt of approximately US$184,753 thousand (R$924,133 thousand) in estimated net proceeds, considering an offering price of US$18.00 (R$90.04) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

You should read this table in conjunction with our financial statements and unaudited pro forma condensed financial information included elsewhere in this prospectus, and with the sections of this prospectus entitled “Summary Financial and Other Information,” “Presentation of Financial and Other Information,” “Unaudited Pro Forma Condensed Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2021
	Actual		As adjusted(4)(5)		As further adjusted(6)
	(in thousands of US$)(1)	(in thousands of Brazilian reais)	(in thousands of US$)(1)	(in thousands of Brazilian reais)	(in thousands of US$)(1)	(in thousands of Brazilian reais)
Loans and borrowings(2)	21,145	105,771	151,513	757,871	151,513	757,871
Total equity	48,055	240,376	37,059	185,371	221,812	1,109,504
Total capitalization(3)	69,199	346,147	188,572	943,242	373,325	1,867,375

(1)	For convenience purposes only, amounts in reais as of June 30, 2021 have been translated to U.S. dollars using an exchange rate of R$5.002 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2021, as reported by the Brazilian Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

(2)	Consists of current and non-current loans and borrowings.

(3)	Total capitalization consists of current and non-current loans and borrowings plus total equity.

(4)	As adjusted to give effect to the incurrence of additional debt to finance the acquisition of Dextra Holdings.

(5)	As adjusted to give effect to the extraordinary dividend paid to shareholders of CI&T Brazil on October 18, 2021.

(6)	As further adjusted to give effect to the issuance and sale by CI&T of the Class A common shares in this offering, and the receipt of approximately US$184,753 thousand (R$924,133 thousand) in estimated net proceeds, considering an offering price of US$18.00 (R$90.04) per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deduction of the estimated underwriting discounts and commissions payable by us in connection with this offering.

U.S. Securities and Exchange Commission, p. 5

Annex B

DILUTION

Prior to the completion of this offering, existing shareholders of CI&T Brazil will first contribute all of their shares in CI&T Brazil to our wholly-owned subsidiary CI&T Delaware, and will subsequently contribute their shares of CI&T Delaware to us in a one to 68.14 exchange. See “Prospectus Summary — Our Corporate Reorganization.”

We have presented the dilution calculation below on the basis of CI&T Brazil’s net tangible book value as of June 30, 2021 because until the consummation of the Contribution and this offering, we will not have commenced operations and will have only nominal assets and liabilities and no material contingent liabilities or commitments.

As of June 30, 2021, CI&T Brazil had a net tangible book value of R$196,062 thousand. Net tangible book value represents the amount of total assets minus total liabilities, excluding goodwill and other intangible assets and deferred income tax and social contribution. Net tangible book value per share was R$111 (US$22) per share, which represents net tangible book value divided by 1,760,539, the total number of CI&T Brazil shares outstanding as of June 30, 2021.

The following table sets forth our calculation of net tangible book value and net tangible book value per share.

As of June 30, 2021
(in thousands of Brazilian reais, except for values per share)
(+) Total assets	613,873
(-) Intangible assets	26,516
(-) Deferred income tax and social contribution	17,798
Net tangible assets	569,559
(-) Total liabilities	(373,497)
Net tangible book value	196,062
Net tangible book value per share (R$)(1)	R$111
Net tangible book value per share (US$)(2)	US$22

(1)	Net tangible book value per share is net tangible book value divided by 1,760,539, the total number of CI&T Brazil shares outstanding as of June 30, 2021.

(2)	Net tangible book value per share translated into U.S. dollars using an exchange rate of R$5.002 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2021 as reported by the Brazilian Central Bank.

U.S. Securities and Exchange Commission, p. 6

The following table sets forth our calculation of net tangible book value and net tangible book value per share, as adjusted to give effect to (i) the payment of R$55,005 thousand (US$10,997 thousand) in an extraordinary dividend to the shareholders of CI&T Brazil prior to this offering, which was approved by the shareholders of CI&T Brazil on October 8, 2021 and paid on October 18, 2021, (ii) the 16,530 common shares of CI&T Brazil that were issued subsequent to June 30, 2021, and (iii) reflect the consummation of the Contribution, whereby immediately prior to this offering, we will have 121,086,785 Class B common shares outstanding.

As of June 30, 2021
(in thousands of Brazilian reais, except for values per share)
(+) Total assets	613,873
(-) Intangible assets	26,516
(-) Deferred income tax and social contribution	17,798
Net tangible assets	569,559
(-) Total liabilities	(373,497)
(-) Extraordinary dividend payment on October 18, 2021	(55,005)
Net tangible book value	141,057
Net tangible book value per share (R$)(1)	R$1.17
Net tangible book value per share (US$)(2)	US$0.23

(1)	Net tangible book value per share is net tangible book value divided by 121,086,785 Class B common shares outstanding immediately prior to this offering.

(2)	Net tangible book value per share translated into U.S. dollars using an exchange rate of R$5.002 to US$1.00, the commercial selling rate for U.S. dollars as of June 30, 2021 as reported by the Brazilian Central Bank.

After giving effect to the extraordinary dividend paid on October 18, 2021, the Contribution and the sale of 11,111,111 Class A common shares offered by us in this offering, and considering an offering price of US$18.00 per Class A common share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value estimated as of June 30, 2021 would have been approximately US$212,953 thousand, representing US$1.61 per share. This represents an immediate increase in net tangible book value of US$1.38 per share to existing shareholders and an immediate dilution in net tangible book value of US$16.39 per share to new investors purchasing Class A common shares in this offering. Dilution for this purpose represents the difference between the price per Class A common shares paid by these purchasers and net tangible book value per Class A common share immediately after the completion of this offering.

If you invest in our Class A common shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A common share (when converted into reais) and the pro forma net tangible book value per Class A common share after accounting for the issuance and sale of new common shares in this offering.

Because the Class A common shares and Class B common shares of CI&T have the same dividend and other rights, except for voting, preemption and conversion rights, we have counted the Class A common shares and Class B common shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A common shares in this offering.

Net tangible book value per share as of June 30, 2021(1)	US$0.23
Increase in net tangible book value per share attributable to new investors	US$1.38
Pro forma net tangible book value per share after this offering	US$1.61
Dilution per Class A common share to new investors	US$16.39
Percentage of dilution in net tangible book value per Class A common share for new investors	91.05%

(1)	Adjusted to give effect to the dividend paid on October 18, 2021, the issuance of shares of CI&T Brazil after June 30, 2021 and the Contribution.

Each US$1.00 increase (decrease) in the offering price per Class A common share, respectively, would increase (decrease) the net tangible book value after this offering by US$0.08 per Class A common share and the dilution to investors in this offering by US$0.92 per Class A common share.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common shares are made, there will be further dilution to new investors.